P.E. 2/11/02

02014989

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
For the Month of February 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

MAGYAR TÁVKÖZLÉSI RT.

Krisztina Krt. 55, 1013 Budapest, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . . X . . . .

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Contact: Szabolcs Czenthe, Matáv IR
+36-1-458-0437
Tamás Dancsecs, Matáv IR
+36-1-457-6084
Zsolt Kerti, Matáv IR
+36-1-458-0403
investor.relations@ln.matav.hu

Belinda Bishop, Taylor Rafferty
+44-(0)207-936-0400

MATÁV ANNOUNCES 2001 FULL YEAR RESULTS

BUDAPEST – February 14, 2002 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for 2001 according to International Accounting Standards (IAS).

Highlights:

- **Total revenues grew by 22.8% (24.4% in EUR terms) to HUF 547.7 bn (EUR 2.1 bn)** primarily due to the first consolidation of MakTel and strong growth of mobile and data business.
- **EBITDA[1] was HUF 236.0 bn and EBITDA margin was 43.1%** due to the outstanding contribution of MakTel, and efficiency improvements in mobile operations (Westel).
- **Mobile segment revenues increased by 24.9%** mainly driven by a substantial increase in traffic and enhanced service revenues.
- **Westel had 2.5 million customers, equivalent to 25% of the population.** Westel continues to maintain its market leader position.
- **MakTel's EBITDA margin reached an outstanding 56.4%** due to continued development in the fixed and mobile business.
- **Pro-forma net income[1] was HUF 75.2 bn (EUR 293.0 m), up by 9.4%** driven by the higher profitability of Westel and the strengthening forint against the euro.

Elek Straub, Chairman and CEO commented: "I am glad to report to you another successful year for Matáv with revenue growth of 23% and EBITDA margin of 43%, as we had promised to our shareholders. In line with our strategy we have strengthened our position in the fast growing mobile market during the year by acquiring the remaining stake in Westel. In addition we have made our first international investment, in Macedonia, which has made a significant contribution to revenue and EBITDA growth.

In anticipation of an expected increase in competition in 2002, we will continue with our clearly defined strategy of focusing on growth areas and sustaining cash generation in the fixed voice telephony market. Having a stable regulatory environment and given our increasing focus on strict cost control measures it is

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(1) Pro-forma numbers are stated before the effects of restatement in relation to the Westel as described in section "c" of the flash report

anticipated that Matáv Group revenue growth will be in the high single digit range in 2002. We target EBITDA margin to remain at over 40% for the year. Capital expenditure is planned to be around 105 billion forints in 2002."

Targets for 2002

Revenue growth:	high single digit
EBITDA margin:	over 40%
Capex - Group level (HUF bn):	approximately 105

Fixed line: Cash generation, prepared for liberalization

In our fixed segment revenues grew by 2.3% with EBITDA margin of 37.8%.
In the fixed voice business a major marketing effort in 2001 was focused on the development and introduction of a number of highly successful customized tariff-packages. Matáv now offers a variety of tariff packages targeting each major customer segment and usage pattern.
Our data revenues continued to deliver an excellent growth rate of 25.9%, driven by the strong volume growth in managed leased lines, ISDN data, Internet and cable TV subscribers.
On the cost side Matáv placed strong emphasis on cost management and efficiency improvement throughout the year. As a result, headcount decreased by 17.2% at Matáv Rt. during the year, so that the company reached a lines per fixed line employee ratio of 316.

Mobile: Highly profitable player with market-leadership

Mobile segment revenues increased by 24.9% to reach HUF 198.9 billion for the year. Westel outperformed its competitors in terms of net customer additions whilst at the same time EBITDA margin to 38.2% from 37.1% a year earlier. A major contributory factor to this excellent EBITDA margin performance was the careful management of entry-level tariffs particularly in the prepaid segment. Pro-forma net income went up by 41.3% driven by strong volume growth, efficiency improvements and foreign exchange gain on Westel's debt portfolio.

Westel's subscriber base was 2.5 million at the end of 2001. The Company had a GSM market share of 50.6% and added 46.5% of the total market net additions in 2001. Of the total net additions at Westel in 2001 94.3% were prepaid customers. Prepaid customers at year end represented 67.4% of the total customer base.
Despite the continuous dilution in it's customer base Westel managed to keep both MOU (monthly average minutes of use per subscriber) and ARPU (average revenue per unit) at a relatively healthy level providing an average MOU of 146 and ARPU of HUF 6,946 at year-end.

International: Further growth and high margins

MakTel's revenues were HUF 60 billion in 2001. Our first international subsidiary has delivered an EBITDA margin of 56.4% in its first year as a member of the Matáv Group. The subscriber base has continued to grow in each business segment. Fixed line customers amounted to 550,000, up 7.0% from a year earlier. The mobile customer base now amounts to 234,000 an increase of 134.0%. This provides a strong platform for further growth in advance of the second GSM provider starting operation. The number of Internet subscribers was 21,700 at the end of 2001, comparing with 9,900 at the end of 2000.

Matáv is the principal provider of telecom services in Hungary. Matáv provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiaries is Hungary's largest mobile telecom provider. Matáv also holds a majority stake in Stonebridge Communications AD controlling MakTel, the sole fixed line and the leading mobile operator in Macedonia. Key shareholders of Matáv as of December 31, 2001 include MagyarCom, owned by Deutsche Telekom AG (59.49%), while 40.51% is publicly traded.

This press-release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2000 filed with the U.S. Securities and Exchange Commission.

For detailed information on Matáv's 2001 full year results please visit our website: (http://www.matav.hu/english/world/investors) or the website of the Budapest Stock Exchange (www.bse.hu Listed Securities/ Issuer's news).

MATÁV
Consolidated
Income Statements - IAS
(HUF million)

	Year ended Dec 31, 2000 (audited) Before restatement	2001 (unaudited) Before restatement	% change
Revenues			
Subscriptions, connections and other charges	82,918	96,673	16.6%
Domestic traffic revenue	129,517	123,366	(4.7%)
Other usage	19,136	17,254	(9.8%)
Domestic telecommunications services	231,571	237,293	2.5%
International traffic revenues	41,432	34,992	(15.5%)
Mobile telecommunications services	108,885	140,234	28.8%
Revenues from international activities	0	59,977	n.a.
Leased lines and data transmission	26,819	33,534	25.0%
Other services	37,238	41,705	12.0%
Total revenues	445,945	547,735	22.8%
Employee related expenses	(66,024)	(75,962)	15.1%
Depreciation and amortization	(77,940)	(100,211)	28.6%
Payments to other network operators	(55,617)	(72,606)	30.5%
Cost of telecommunications equipment sales	(34,111)	(39,101)	14.6%
Other operating expenses	(99,382)	(124,044)	24.8%
Total operating expenses	(333,074)	(411,924)	23.7%
Operating profit	112,871	135,811	20.3%
Net interest and other charges	(20,992)	(13,104)	(37.6%)
Share of associates' results before income tax	2,174	1,703	(21.7%)
Profit before income tax	94,053	124,410	32.3%
Income tax expense	(8,208)	(11,759)	43.3%
Profit after income tax	85,845	112,651	31.2%
Minority interest	(17,082)	(37,445)	119.2%
Net income	68,763	75,206	9.4%

MATÁV **Consolidated** **Balance Sheets - IAS** **(HUF million)**	**Dec 31, 2000** **(audited)** **Before restatement**	**Dec 31, 2001** **(unaudited)**	**Dec 31, 2000 - Dec 31, 2001** **% change**
ASSETS			
Current assets			
Cash and cash equivalents	13,296	10,117	(23.9%)
Financial investments	6,045	327	(94.6%)
Receivables	71,951	88,079	22.4%
Inventories	10,587	13,297	25.6%
Total current assets	101,879	111,820	9.8%
Property, plant and equipment	561,702	654,298	16.5%
Intangible assets	51,964	306,029	488.9%
Associates and other long term investments	14,062	13,199	(6.1%)
Total fixed assets	627,728	973,526	55.1%
Other non current assets	15,902	18,850	18.5%
Total assets	745,509	1,104,196	48.1%
LIABILITIES AND SHAREHOLDERS' EQUITY			
Loans and other borrowings	78,725	33,607	(57.3%)
Trade and other payables	96,068	122,126	27.1%
Deferred revenue	3,690	3,430	(7.0%)
Provisions for liabilities and charges	11,624	3,320	(71.4%)
Total current liabilities	190,107	162,483	(14.5%)
Loans and other borrowings	110,641	419,763	279.4%
Deferred revenue	9,949	7,101	(28.6%)
Provisions for liabilities and charges	30	0	(100.0%)
Deferred tax liability	0	1,763	n.a.
Other non current liabilities	7,067	4,617	(34.7%)
Total non current liabilities	127,687	433,244	239.3%
Minority interests	40,731	48,169	18.3%
Shareholders' equity			
Common stock	103,736	103,736	0.0%
Additional paid in capital	22,955	22,955	0.0%
Treasury stock	(127)	(163)	28.3%
Retained earnings	260,420	333,772	28.2%
Total shareholders' equity	386,984	460,300	18.9%
Total liabilities and shareholders' equity	745,509	1,104,196	48.1%

MATÁV
Consolidated
Cash Flow Statement - IAS
(HUF million)

	Year ended Dec 31, 2001 (unaudited) Before restatement
Cash flow from operating activities	
Cash generated from operations	231,764
Interest paid	(19,416)
Commissions and bank charges	(2,420)
Net income tax paid	(13,383)
Net cash from operating activities	196,545
Cash flow from investing activities	
Capital expenditure on tangible and intangible assets	(127,747)
Purchase of investments	(1,740)
Purchase of subsidiaries	(324,813)
Cash acquired	6,314
Interest received	2,141
Dividends received	779
Net change in financial assets	6,417
Proceeds from disposal of fixed assets	9,099
Net cash flow utilized in investing activities	(429,550)
Cash flow from financing activities	
Dividends paid to shareholders and minority interest	(18,806)
Net proceeds from borrowings	249,164
Net cash used for treasury stock transactions	(36)
Other	(125)
Net cash flow utilized in financing activities	230,197
Translation differences on cash and cash equivalents	(371)
Change in cash and cash equivalents	(3,179)
Cash and cash equivalents at beginning of year	13,296
Cash and cash equivalents at end of year	10,117
Change in cash and cash equivalents	(3,179)

Analysis of the Financial Statements for the year ended December 31, 2001

a.) Acquisition of 100% of Westel and Westel 0660

In 1999, the minority owner of Westel and Westel 0660, MediaOne International, entered into a purchase and sale agreement with Deutsche Telekom AG. As a result, on October 21, 1999 Deutsche Telekom AG entered into an agreement to purchase MediaOne International B.V. and MediaOne International's 49 percent interest in Westel 0660. This transaction was completed in March 2000.

On October 21, 1999, Matáv announced that it had entered into an agreement with Deutsche Telekom AG providing Matáv the option to acquire Deutsche Telekom AG's 49 percent interests in Westel and Westel 0660 for a fixed price of USD 885 million.

On December 21, 2001 Matáv paid Deutsche Telekom AG EUR 920 million (HUF 227 billion) and has agreed to pay in 2002 an additional amount equal to 49 percent of the dividend to be declared by Westel for 2001 for the 49 percent Westel stakes. The amount of dividend with respect to 2001 has not yet been declared by Westel, but it is expected that Matáv will have to pay an additional HUF 12 billion. No dividends will be declared by Westel 0660. The purchase price was financed by way of a medium term EUR loan provided by Deutsche Telekom AG at an interest rate of LIBOR plus 50 basis points.

b.) Acquisition of Macedonian Telecom (MakTel)

In December 2000, Matáv ("the Company"), on behalf of a consortium, reached an agreement with the government of Macedonia to purchase 51 percent of Macedonian Telecom ("MakTel") upon its privatization. The closing of the transaction took place on January 15, 2001 whereby the Company paid EUR 343.3 million on behalf of the consortium in accordance with the acquisition agreement. The 51 percent ownership acquired by Matáv was contributed on January 16, 2001 to a newly established Macedonian acquisition vehicle, Stonebridge Communications AD.

In accordance with a subscription and shareholders' deed between Matáv, SEEF Holdings Ltd. and CosmoTelco Added Value Services S.A., the latter two acquired a 6.1 percent and a 7.4 percent ownership respectively in Stonebridge reducing Matáv's investment in Stonebridge to EUR 301.5 million. Matáv, consequently, has an 86.5 percent stake in Stonebridge, which owns 51 percent of MakTel, thereby Matáv has an effective ownership interest in MakTel of approximately 44 percent.

MakTel became a consolidated subsidiary of Matáv from January 15, 2001.

c.) Basis of presentation

At the time of exercising the Westel option, 59% of Matáv Rt.'s share capital and 49% of the Westels' share capital were owned by Deutsche Telekom. As the transaction was carried out between entities under common control, Matáv Rt. has restated its financial statements for the years 2000 and 2001 in line with the regulations of the International Accounting Standards, and included the Westels in the consolidated financial statements as if they had been wholly owned by Matáv Rt. from March 2000. The restatements relate to goodwill and brandname taken over from Deutsche Telekom's consolidated accounts at historic values, allocation to customer base and the related amortization and deferred tax. In addition, from this date 100% of the Westels' results have been included in the Matáv Group's restated results. The previously published results effectively only included 51 percent of the Westels' results after the deduction of 49 percent minority interest.

The impact of the restatement is to increase the amortization of intangibles by HUF 16,780 million in 2000 and HUF 16,411 million in 2001, increase deferred tax credit by HUF 456 million in 2000 and reduce deferred tax charge by HUF 26 million in 2001 and decrease minority interest in the income statement by HUF 14,213 million in 2000 and HUF 23,739 million in 2001.

In order to provide a meaningful comparison of the 2001 results with prior years, we present our income statements on a pro-forma basis, i.e. before the effects of restatements outlined above. Following the analysis of the pro-forma results for 2001 compared to 2000, we also present our financial statements on a restated basis.

d.) Analysis of group income statements

The analysis on the following pages is based on the income statements excluding the impact of the restatements as described in section c.

Sales

Revenues from domestic telecommunications services for the year ended December 31, 2001 reflect significant rebalancing of tariffs that took place effective February 1, 2001. The new tariffs indicate significant progress towards cost based tariffing. Subscription fees increased nearly 30%, while domestic and international usage tariffs decreased, which are reflected in the mixed growth figures below.

Revenues from subscriptions, connections and other charges for the year ended December 31, 2001 amounted to HUF 96,673 million, compared to HUF 82,918 million for the same period in 2000 (a 16.6% increase). Growth resulted mainly from subscription fee increases. The average number of lines increased by 0.7% to 2,940,383 in 2001 from 2,919,631 in 2000. Increase in subscription revenues was partially offset by the decline in revenues from connection fees. The decreased

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connection fee revenues resulted from the lower number of analog line gross additions as well as lower connection fees due to marketing campaigns. Other charges increased as a result of wider usage of digifon services, voice-mail and phone-directory as well as subscriptions to tariff packages, such as Mindenkinek.

Domestic traffic revenue for the year ended December 31, 2001 amounted to HUF 123,366 million, compared to HUF 129,517 million for the same period in 2000. The 4.1 percent growth in domestic usage was offset by tariff rebalancing. In addition to lowering both local and long distance tariffs in nominal terms, Matáv offers tariff discounts, such as the night discount and the Mindenkinek package.

Revenues from other usage for the year ended December 31, 2001 amounted to HUF 17,254 million, compared to HUF 19,136 million for the same period in 2000 (a 9.8% decrease). This decrease is attributable to lower fees paid to Matáv by other domestic operators. This decrease was partially offset by the increased number of minutes, especially by the significantly higher traffic between the mobile service providers and Matáv.

International traffic revenues amounted to HUF 34,992 million for the year ended December 31, 2001, compared to HUF 41,432 million for the same period in 2000 (a 15.5% decrease). Both outgoing and incoming international revenue show a decrease. Decrease in outgoing international traffic revenue is due to a 15% reduction in international traffic rates effective from February 1, 2001 as well as volume decreases. International incoming traffic revenue decreased as well, resulting from lower volume of incoming minutes.

Revenues from mobile telecommunications services amounted to HUF 140,234 million for the year ended December 31, 2001, compared to HUF 108,885 million for the year ended December 31, 2000 (a 28.8% increase). The growth resulted from the increased number of subscribers, partly offset by lower tariffs. The average number of Westel customers increased by 69.3%, while the average number of Westel 0660 customers decreased by 31.3%. Within the Westel customers, the prepaid group shows a significant 100.5% increase. Prepaid customers accounted for approximately 84.9% of gross additions in the year ended December 31, 2001 and represent 67.4% of total Westel customers at December 31, 2001.

Westel's ARPU (average revenue per user) decreased by 23.4%, from HUF 9,067 in the year ended 2000 to HUF 6,946 in the same period of 2001 due to the dilution of customer base as the ARPU of the newly acquired prepaid customers is relatively low.

Within mobile telecommunications services enhanced services show the highest increase, with 85.0% growth year over year. Enhanced services now represent 7.0% of revenues from mobile telecommunications services. This revenue includes primarily SMS (short message service). Increases in mobile customer base were partly offset by decreased usage per subscriber and decreasing tariffs. Westel's usage measured in MOU (minutes of use) decreased from 184 minutes per customer per month in the year ended 2000 to 146 minutes per customer per month for the same period in 2001. The decreasing MOU is due to the increasing proportion of the prepaid customer base, which has lower minutes of usage than regular subscribers. Per minute tariff charges decreased by 2.6%, due to increasing competition in the mobile telecommunications market as well as change in call patterns, whereby the proportion of lower tariff calls (such as within network and off-peak period) is increasing in the call distribution.

Revenues from international activities show revenues of MakTel, our subsidiary acquired in 2001. Revenues from international activities amounted to HUF 59,977 million for the year ended December 31, 2001.

Revenues from leased lines and data transmission amounted to HUF 33,534 million for the year ended December 31, 2001, compared to HUF 26,819 million for the same period in 2000 (a 25.0% increase). This strong growth was due to the increase in the number of managed leased lines, ISDN, Internet and cable TV subscribers. The number of managed leased lines increased to 11,386 at December 31, 2001 compared to 8,920 at December 31, 2000. The number of ISDN channels increased nearly by 50% over the period, from 305,882 at December 31, 2000 to 448,396 at December 31, 2001. Residential customers account for 21.9% of ISDN channels at the end of 2001, compared to 16.2% a year ago. The number of Internet connections grew by 39.1%, while the number of cable television customers increased by 12.6% year over year.

Revenues from other services amounted to HUF 41,705 million for the year ended December 31, 2001, compared to HUF 37,238 million for the same period in 2000 (a 12.0% increase). Other services include equipment sales, construction, maintenance, audiotex, telex, telegraph and miscellaneous revenues. The increase in this category is mainly due to equipment sales of Westel. In addition to the significant increase in prepaid gross additions, the equipment sales ratio (the proportion of customers purchasing a phone set) also increased. The average sales price of the mobile phonesets sold by Westel show a 14.7% decrease as of December 31, 2001, compared to December 31, 2000.

Expenses

Employee-related expenses for the year ended December 31, 2001 amounted to HUF 75,962 million, compared to HUF 66,024 million for the same period in 2000 (an increase of 15.1%). The growth results from wage increases effective April 1, 2001 at Matáv Rt. as well as the 15.7% increase in group headcount figures to 16,633 by December 31, 2001 compared to 14,380 as of December 31, 2000. While headcount reductions at Matáv continued, growth resulted mainly from the acquisition of MakTel. MakTel had 3,776 employees at December 31, 2001. Therefore without the inclusion of MakTel, the group headcount figure would have decreased 10.6% by December 31, 2001 compared to December 31, 2000. MakTel accounted for HUF 6,211 million in employee-related expenses in the year ended December 31, 2001. In addition, headcount also increased at Westel in line with the increased operation of our GSM subsidiary. Efficiency improvements continued, and resulted in an increased number of lines per fixed line employee, 316 at the end of December 2001, compared to 264 a year earlier.

Depreciation and amortization for the year ended December 31, 2001 amounted to HUF 100,211 million, compared to HUF 77,940 million for the same period in 2000 (an increase of 28.6%). The growth is a result of increased investment in fixed assets. MakTel accounted for HUF 7,925 million in depreciation expenses in the year ended December 31, 2001. In addition, depreciation and amortization also includes the amortization expense of the goodwill that arose on the acquisition of MakTel.

Payments to other network operators for the year ended December 31, 2001 amounted to HUF 72,606 million, compared to HUF 55,617 million for the same period in 2000 (an increase of 30.5%). The increase was mainly due to the increased penetration of mobile customers. MakTel's international outpayments accounted for HUF 4,957 million in payments to other network operators in the year ended December 31, 2001.

The cost of telecommunications equipment sales for the year ended December 31, 2001 was HUF 39,101 million, compared to HUF 34,111 million for the same period in 2000 (an increase of 14.6%). This is mainly due to the increased number of gross additions at Westel during the year ended December 31, 2001 compared to the year ended 2000 as well as the increase in the equipment sales ratio, i.e. the proportion of customers purchasing a phoneset. This increase was partly offset by the lower average cost of mobile handsets. MakTel accounted for HUF 2,544 million in cost of telecommunications equipment sales in the year ended December 31, 2001.

Other operating expenses for the year ended December 31, 2001 amounted to HUF 124,044 million, compared to HUF 99,382 million for the same period in 2000 (an increase of 24.8%). Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. MakTel accounted for HUF 12,333 million in other operating expenses in the year ended December 31, 2001.

Operating Profit

Operating profit amounted to HUF 135,811 million for the year ended December 31, 2001, compared to HUF 112,871 million for the same period in 2000. Total revenues for the year ended December 31, 2001 increased 22.8% to HUF 547,735 million, compared to HUF 445,945 million for the year ended 2000. Total operating expenses increased 23.7% to HUF 411,924 million in the year ended December 31, 2001 from HUF 333,074 million for the same period in 2000. Operating margin for the year ended December 31, 2001 was 24.8%, while operating margin for the same period in 2000 was 25.3%.

Net Interest and Other Charges

Net interest and other charges were HUF 13,104 million for the year ended December 31, 2001, compared to HUF 20,992 million for the same period in 2000. Net interest and other charges show a decrease due to the 13.8 billion HUF foreign exchange gain (excluding foreign exchange gain on derivatives). This foreign exchange gain resulted mainly from the strengthening of the HUF due to the widening of the intervention band by the National Bank of Hungary. This foreign exchange gain more than offset the 3.7 billion HUF increase in interest expense on foreign exchange denominated loans resulting from the higher average loan balance. Total loans and other borrowings increased from HUF 189,366 million at December 31, 2000, to HUF 453,370 million at December 31, 2001, mainly because of the loan taken from Deutsche Telekom AG to finance the MakTel acquisition, as well as the loans taken in the fourth quarter to finance the acquisition of Westel. Net interest and other charges include MakTel's HUF 2,027 million of net interest and other charges in the year ended December 31, 2001.

Share of associates' results

Share of associates' results amounted to HUF 1,703 million for the year ended December 31, 2001, compared to HUF 2,174 million for the same period in 2000, reflecting decreased financial results of HUNSAT.

Profit before taxation

Profit before income tax amounted to HUF 124,410 million for the year ended December 31, 2001 versus HUF 94,053 million for the same period in 2000.

Income tax

Income tax expense increased from HUF 8,208 million for the year ended December 31, 2000 to HUF 11,759 million for the same period of 2001, due to the inclusion of MakTel and higher deferred tax charges.

Minority Interest

Minority interest for the year ended December 31, 2001 was HUF 37,445 million, compared to HUF 17,082 million for the same period in 2000 (an increase of 119.2%). This increase is due to the growth of Westel's profits as well as the inclusion of MakTel. MakTel accounted for HUF 13,983 million in minority interest in the year ended December 31, 2001.

Net Income

Net income for the year ended December 31, 2001 was HUF 75,206 million, compared to HUF 68,763 million for the same period in 2000 (an increase of 9.4%).

e.) Analysis of segmented income statements

The sum of the financial results of the three segments presented below does not equal the group financial results because of intersegment eliminations.

This analysis is based on results excluding the impact of restatement discussed in section c.

Fixed line segment

Fixed line segment includes Matáv Rt. and its consolidated subsidiaries, other than MakTel, Stonebridge, Telemacedónia, Westel and Westel 0660.

	12 months ended Dec. 31, 2000	12 months ended Dec. 31, 2001	Change in percentage
Revenues	326,280	333,685	2.3%
EBITDA	131,769	126,091	(4.3%)
Operating profit	70,837	60,036	(15.2%)
Profit after income tax	50,945	45,139	(11.4%)
Minority interest	93	267	187.1%
Net income	51,038	45,406	(11.0%)

Revenues from the fixed line segment increased 2.3% year over year. The main contributors to this revenue growth were revenues from leased line and data transmission services, which increased by 25.9% in the year ended December 31, 2001 compared to the year ended 2000. Leased line and data transmission revenue growth was driven by strong volume increases in managed lease lines, ISDN channels, Internet and cable television customers. Matáv's domestic fixed voice business experienced only moderate, 2.2% growth, which was driven by subscription fee increases, partly offset by decreases in local and long distance tariffs. International revenues declined by 15.2%, due to lower outgoing and incoming traffic as well as decreased international tariffs.

Operating profit of the fixed line segment decreased by 15.2% because operating expenses grew at a faster rate than revenues. The main drivers of the operating expense growth were the wage increase at Matáv Rt. from April 1, 2001, the increased outpayments due to higher traffic between Matáv Rt. and the mobile service providers, and higher outsourcing, marketing, subcontracting expenses as well as higher local taxes.

Mobile segment

Mobile segment includes Westel and Westel 0660.

	12 months ended Dec. 31, 2000	12 months ended Dec. 31, 2001	Change in percentage
Revenues	159,345	198,947	24.9%
EBITDA	59,042	76,075	28.8%
Operating profit	42,034	52,311	24.4%
Profit after income tax	34,900	48,787	39.8%
Minority interest	(17,175)	(23,738)	38.2%
Net income	17,725	25,049	41.3%

Revenues in the mobile segment increased by 24.9% in the year ended December 31, 2001 compared to the same period in 2000 due to strong increases in the number of mobile customers. Westel's customer base surged 55.9% to 2,493,485 subscribers, including 1,681,621 prepaid customers by December 31, 2001. Average monthly usage per Westel subscriber decreased by 20.7%, from 184 minutes in the year ended 2000 to 146 minutes in the year ended December 31, 2001. GSM mobile penetration reached 48.3 percent in Hungary and Westel accounts for 50.6 percent market share in the very competitive GSM market.

Operating profit shows a 24.4% increase. While revenues grew 24.9%, operating expenses increased at a higher rate, 25.0% year over year. The majority of the increase in operating expenses relates to customer acquisitions, such as cost of phonesets, SIM cards, marketing expenses, etc. Employee related expenses also increased at Westel due to increased headcount as well as wage increases. To accommodate the traffic of the increased subscriber base, the mobile network is continuously expanding, resulting in higher depreciation expense. Depreciation and amortization also increased because of the inclusion of the 1800 DCS license in concession rights in the last half of 2000. Because of the 39.7% increase in depreciation expense, the growth in operating profit is below the growth of EBITDA. Net income in the mobile segment increased by 41.3%, at a much faster rate than operating profit, due to a 79.4% decrease in net interest and other charges. This decrease in net interest and other charges was mainly due to the 2.3 billion HUF decrease in foreign exchange loss resulting from the strengthening of the HUF.

International segment

International segment includes the operations of MakTel, Stonebridge, Telemacedónia, and the goodwill amortization arising from the consolidation of MakTel.

	12 months ended Dec. 31, 2001
Revenues	60,034
EBITDA	33,856
Operating profit	23,464
Profit after income tax	18,725
Minority interest	(13,974)
Net income	4,751

MakTel has been a consolidated company of Matáv beginning January 15, 2001. MakTel had 549,988 fixed line subscribers, 233,820 mobile subscribers and 21,674 Internet subscribers at December 31, 2001.

About 44.1% of MakTel's revenue is derived from domestic telecommunications services, about 23.8% from international traffic and about 27.5% from mobile telecommunications services. The revenues from leased lines, data transmission and other services account for only 4.6% of total revenues.

The international segment has a strong, 56.4% EBITDA margin and 39.1% operating margin for the year ended December 31, 2001.

Minority interest of HUF 13,974 million mainly represents the share of income accruing to the minority owners in MakTel and in Stonebridge. Minority interest is not calculated on the amortization relating to the goodwill acquired by Matáv Rt.

f.) Analysis of group balance sheets

This analysis is based on the December 31, 2000 balance sheet excluding the impact of the restatement outlined in section c.

Total assets and total shareholders' equity and liabilities at December 31, 2000 were HUF 745,509 million. Total assets and total shareholders' equity and liabilities amounted to HUF 1,104,196 million as of December 31, 2001. The increase is mainly attributable to the acquisition of MakTel.

Receivables

Receivables increased by 22.4% from December 31, 2000 to HUF 88,079 million at December 31, 2001. This increase was mainly due to the acquisition of MakTel.

Intangible assets

Intangible assets increased 488.9% from December 31, 2000 to HUF 306,029 million at December 31, 2001. This increase was due to goodwill on acquisition of subsidiaries, mainly Westel, MakTel and Emitel.

Loans and other borrowings

The current portion of loans and other borrowings decreased 57.3% from December 31, 2000 to HUF 33,607 at December 31, 2001. This decrease in current loans and other borrowings reflects repayment of the Rt.'s and Westel's short term borrowings, as they fell due during the year 2001. (The repayment of Westel's syndicated loans was due in 2001, therefore it was reclassified as short term at the end of 2000.)

Non-current loans and other borrowing increased 279.4% from December 31, 2000 to HUF 419,763 million at December 31, 2001. This increase mainly reflects the loans received from Deutsche Telekom AG to finance the acquisition of MakTel and the two Westels.

In addition, short term loans and long term loans increased due to the inclusion of MakTel's loans in the consolidated balance sheet.

Trade and other payables

Trade and other payables increased 27.1% from December 31, 2000 to HUF 122,126 million at December 31, 2001. This increase was mainly due to the 12 billion HUF accrued additional consideration payable to Deutsche Telekom AG for the Westels, representing 49% of dividend anticipated from Westel.

Retained earnings

Retained earnings increased 28.2% from December 31, 2000 to HUF 333,772 million at December 31, 2001. This increase was mainly due to net income.

MATÁV
Consolidated
Income Statements - IAS

(HUF million)

	Year ended Dec 31,			
	2000 (audited)	2000 (unaudited)	2001 (unaudited)	2001 (unaudited)
	Before restatement	Restated	Before restatement	Restated
Revenues				
Subscriptions, connections and other charges	82,918	82,918	96,673	96,67
Domestic traffic revenue	129,517	129,517	123,366	123,36
Other usage	19,130	19,136	17,254	17,25
Domestic telecommunications services	231,571	231,571	237,293	237,29
International traffic revenues	41,432	41,432	34,992	34,99
Mobile telecommunications services	108,885	108,885	140,234	140,23
Revenues from international activities	0	0	59,977	60,97
Leased lines and data transmission	26,819	26,819	33,534	33,53
Other services	37,238	37,238	41,705	41,705
Total revenues	445,945	445,945	547,735	547,73
Employee related expenses	(66,024)	(66,024)	(75,962)	(75,962)
Depreciation and amortization	(77,940)	(94,720)	(100,211)	(116,622)
Payments to other network operators	(55,617)	(55,617)	(72,606)	(72,606)
Cost of telecommunications equipment sales	(34,111)	(34,111)	(39,101)	(39,101)
Other operating expenses	(99,382)	(99,382)	(124,044)	(124,044)
Total operating expenses	(333,074)	(349,854)	(411,924)	(428,335)
Operating profit	112,871	96,091	135,811	119,400
Net interest and other charges	(20,992)	(20,992)	(13,104)	(13,104)
Share of associates' results before income tax	2,174	2,174	1,703	1,703
Profit before income tax	94,053	77,273	124,410	107,999
Income tax expense	(8,208)	(7,752)	(11,759)	(11,733)
Profit after income tax	85,845	69,521	112.651	96,266
Minority interest	(17,082)	(2,869)	(37,445)	(13,706)
Net income	68,763	66,652	75,206	82,560

TS 18

MATÁV
Consolidated
Balance Sheets - L!S

(HUF million)

	Dec 31, 2000 (audited) Before restatement	Dec 31, 2000 (unaudited) Restated	Dec 31, 2001 (unaudited)
ASSETS			
Current assets			
Cash and cash equivalents	13,296	13,296	10,117
Financial investments	6,045	6,045	327
Receivables	71,951	71,251	88,079
Inventories	10,587	10,587	13,297
Total current assets	101,879	101,179	111,820
Property, plant and equipment	561,702	561,702	654,298
Intangible assets	51,964	262,416	306,029
Associates and other long term investments	14,062	14,062	13,199
Total fixed assets	627,728	838,180	973,526
Other non current assets	15,902	15,065	18,850
Total assets	745,509	954,424	1,104,196
LIABILITIES AND SHAREHOLDERS' EQUITY			
Loans and other borrowings	78,725	78,725	33,607
Trade and other payables	96,068	93,876	122,126
Deferred revenue	3,690	3,690	3,430
Provisions for liabilities and charges	11,624	11,624	3,320
Total current liabilities	190,107	187,915	162,483
Loans and other borrowings	110,641	110,641	419,763
Deferred revenue	9,949	9,949	7,101
Provisions for liabilities and charges	30	30	0
Deferred tax liability	0	313	1,763
Other non current liabilities	7,067	7,067	4,617
Total non current liabilities	127,687	128,000	433,244
Minority interests	40,731	1,228	48,169
Shareholders' equity			
Common stock	103,736	103,736	103,736
Additional paid in capital	22,955	22,955	22,955
Treasury stock	(127)	(127)	(163)
Retained earnings	260,420	510,717	333,772
Total shareholders' equity	386,984	637,281	460,300
Total liabilities and shareholders' equity	745,509	954,424	1,104,196

Name of the Company:	Matáv Rt.	Phone number:	36-1-458-04-25
Address of the Company:	H-1013 Budapest Krisztina krt. 55.	Fax number:	36-1-458-04-45
Sector:	Telecommunications	E-mail address:	investor.relations@ln.matav.hu
Period:	December 31, 2000 – December 31, 2001	Investor relations contact:	Szabolcs Czenthe

PK1. General information regarding financial data

	Yes	No
Audited		X
Consolidated	X	

Accounting principles Hungarian [ ] IAS [X] Other [ ]
Other:.......... ....

PK2. Consolidated Companies

Name	Registered / Equity capital (mHUF)	Interest held (HAR)	Votes held (HAR)	Classification
Stonebridge	87,745	86.46%	86.46%	full
Westel Mobil Távközlési Rt.	8,031	100.00%	100.00%	full
Matávcom	6,158	100.00%	100.00%	full
Axelero	3,763	100.00%	100.00%	full
InvesTel	3,596	100.00%	100.00%	full
Emitel	3,110	100.00%	100.00%	full
Matávőr	2,323	100.00%	100.00%	full
Westel Rádiótelefon	1,610	100.00%	100.00%	full
Egertel	1,415	100.00%	100.00%	full
MatávkábelTV	810	54.34%	16.25%	full
EPT	777	89.19%	89.19%	full
Balatel	90	96.63%	96.63%	full
Cardnet	58	72.00%	72.00%	full
Tele-Data	50	50.99%	50.99%	full
Matáv Ellátó	41	100.00%	100.00%	full
ProMoKom	20	100.00%	100.00%	full
Távmunka Koordinációs KHT	3	67.00%	67.00%	full
Telemacedónia Rt	3	100.00%	100.00%	full

PK6. Off balance sheet obligation

Finance lease obligations	1,011
Obligations from rental and operating lease contracts	10,759
Contracted obligations to acquire fixed assets	11,258

TSZ2. Number of employees

End of previous period	Beginning of relevant period	End of relevant period
14,380	14,380	16,633

RS1. Ownership Structure

Investor Type	Total Registered Capital			
	Beginning of Period		End of Period	
	%	No. of Shares	%	No. of Shares
Domestic Institutions	11.58	120,179,211	13.91	144,351,579
Foreign Institutions	86.87	901,610,128	84.55	877,576,130
Domestic Retail	0.02	256,566	0.02	223,743
Foreign Retail	0.00	5,000	0.00	0
Employees, Management	n.a.	n.a.	n.a.	n.a.
Treasury Shares	-	-	-	-
Government Institutions	0.20	2,070,460	0.19	1,951,396
International Development Institutions	1.30	13,495,276	1.30	13,495,276
Not registered	0.03	294,959	0.03	313,476
"B" Share	0.00	1	0.00	1
Total	100.00	1,037,911,601	100.00	1,037,911,601

TS

Name of the Company:	Matáv Rt.	Phone number:	36-1-458-04-25
Address of the Company:	H-1013 Budapest Krisztina krt. 55.	Fax number:	36-1-458-04-45
Sector:	Telecommunications	E-mail address:	investor.relations@ln.matav.hu
Period:	December 31, 2000 – December 31, 2001	Investor relations contact:	Szabolcs Czenthe

RS2. Changes in Treasury Stock

December 31, 2000	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
627,494	648,827	648,827	648,827	648,827

The amount of treasury stock indicated above was held by Investel Rt. No treasury stock was held by Matáv Rt.

RS3. Shareholders above 5% stake (end of period)

Name	Nationality	Position	Number of shares	(%)	Note
MagyarCom Holding GmbH	Foreign	Institutional	617,478,081	59.49%	Strategic owner
Morgan Guaranty Trust Co.	Foreign	Depository	173,866,650	16.75%	ADR Depository

TSZ3. Chief Officers, Board and Supervisory Board Members

Type[1]	Name	Title	From	To	No. of Shares Owned
SE, BM	Elek Straub	Chairman-CEO	1995	-	76,338 shares
BM	Dr. Sándor Csányi	Board Member	2000	-	0
BM	Dr. Mihály Patai	Board Member	1998	-	58,190 shares
BM	Gyula Hansperger	Board Member	2000	-	0
BM	Christoph M. Baldus	Board Member	2001	-	0
BM	Detlev Buchal	Board Member	2000	-	0
BM	Fridbert Gerlach	Board Member	2001	-	0
BM	Franz H. Hiergeist	Board Member	1994	-	0
BM, SE	Dr. Klaus Hartmann	Board Member, CEO	2000	-	0
SBM	Dr. Gábor Gormus	Supervisory Board - Chairman	2000	-	0
SBM	Péter Vermes	Supervisory Board Member	1997	-	8,800 shares
SBM	József Szabó	Supervisory Board Member	1999	-	24 shares
SBM	György Varju	Supervisory Board Member	1999	-	2,000 shares
SBM	Dr. László Pap	Supervisory Board Member	1997	-	0
SBM	Hans Albert Aukes	Supervisory Board Member	2000	-	0
SBM	Dieter Cazzonelli	Supervisory Board Member	2000	-	0
SBM	Dr. Manfred Balz	Supervisory Board Member	2000	-	0
SBM	Joachim Kregel	Supervisory Board Member	2000	-	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	1996	-	0
SE	Manfred Ohl	Chief Technical Officer	1999	-	0
SE	László Bodnár	Chief Logistics Officer	1999	-	881 shares
SE	Zoltán Tankó	Chief Sales Officer	2000	-	1,100 shares

[1] Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Board Members, Supervisory Board Members and the Chief Officers owned in total 147,333 shares at the end of the period.

ST1. Extraordinary announcements

Date	Published in*	Subject
October 12, 2001	Magyar Tőkepiac, Magyar Hírlap	Matáv Rt. sold ProMoKom stake to Westel Rt.
November 13, 2001		Matáv announces 2001 nine months results
November 30, 2001		Matáv discloses ownership in Első Pesti Telefontársaság Rt.
December 27, 2001		Matáv becomes the 100% owner of Westel

* Matáv Rt. publishes its announcement in Magyar Tőkepiac and Magyar Hírlap.

Organizational changes

In order to respond to the new challenges generated by market changes, technical development and liberalization Matáv has reorganized its operation along with the key lines of business and set new guidelines regarding the company's management processes to make its decision-making procedure more flexible and efficient effective from January 1, 2002.

Matáv thinks that the new structure will help to better meet consumer needs, optimize efficiency and resource allocation and ensure appropriate representation of each business line in the daily decision making process.

TS 21

As a result, the organizational units of the Matáv group have been grouped into five lines of businesses such as the mobile, Internet, business solutions, retail and SOHO (Small Office Home Office), SME (Small and Medium sized Enterprises) service provider businesses and the one of network operation providing infrastructure services to the previous ones. The leaders of the lines of businesses together with the functional leaders - such as the Chief Financial Officer, Chief Human Resource and Legal Officer, Chief Services and Logistics Officer and Chief Strategic and International Officer – led by the CEO make joint decisions in the Management Committee regarding the Matáv group.

22

Summary of key operating statistics

The following ratios are based on the financial statements excluding the impact of the restatement as described in section c.

	31-Dec-00	31-Dec-01	Dec 00 - Dec 01 % change
EBITDA margin	42.8%	[illegible]	0.7%
Operating margin	25.3%	24.8%	(2.0%)
Net income margin	15.4%	[illegible]	(11.0%)
ROA	9.9%	8.1%	(18.2%)
Net debt to total capital	28.4%	46.6%	64.1%

Number of closing lines:			
Residential	2,296,351	[illegible]	(6.3%)
Business	326,503	299,267	(8.3%)
Payphone	36,774	[illegible]	1.8%
ISDN channels	305,882	[illegible]	46.6%
Total lines	2,965,510	[illegible]	(1.0%)
Digitalization of exchanges with ISDN	85.1%	85.4%	0.4%
Penetration	39.5%	[illegible]	(1.0%)

Fixed line employees (closing full equivalent)	11,227	9,298	(17.2%)
Total no. of employees (closing full equivalent)	14,380	[illegible]	15.7%
Lines per fixed line employees	264	[illegible]	19.7%

Traffic in minutes (thousands):			
Domestic	9,692,678	[illegible]	4.1%
International outgoing	182,479	[illegible]	(8.7%)

Emitel line number (incl. ISDN channels)		80,899	n.a.
Emitel domestic traffic (thousand minutes)		[illegible]	n.a.
Emitel international outgoing traffic (thousand minutes)		[illegible]	n.a.

Westel 0660 RPCs (Revenue Producing Customers)	75,866	44,308	(41.6%)
Westel RPCs (Revenue Producing Customers)	1,599,086	[illegible]	55.9%
Total cellular RPCs	1,674,952	2,537,7[illegible]	51.5%
Westel's MOU	184	[illegible]	(20.7%)
Westel's ARPU (Average Traffic Rev/RPC/Month)	9,067	[illegible]	(23.4%)
Westel's overall churn	(13.1%)	(13.7%)	4.8%

Managed leased lines (Flex-Com connections)	8,920	[illegible]	27.8%
Internet subscribers	95,726	[illegible]	38.1%
Cable television customers	267,246	[illegible]	12.8%

TS 23

Form 6-K
MATÁV ANNOUNCES 4Q 2001 RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TÁVKÖZLÉSI RT.
(Registrant)

Date: February 14, 2002

Straub Elek	*dr. Klaus Hartmann*
Chairman and Chief Executive Officer	*Chief Financial Officer*